Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of September 30, 2022, the consolidated statement of comprehensive income for the nine and three-month periods ended September 30, 2022, the consolidated statements of changes in equity and cash flows for the nine months then ended and selected explanatory notes.

The balances and other information for the fiscal year 2021 and its interim periods are an integral part of the aforementioned financial statements and should be considered in connection with such financial statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG - City of Buenos Aires T: +(54.11) 4850.6000, www.pwc.com/ar

Conclusion

On the basis of our review, nothing has come to our attention that makes us think that the consolidated condensed interim financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)   the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)   the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations,

c)    we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)   as of September 30, 2022, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $ 306.9 millions, none of which was claimable at that date;

City of Buenos Aires, November 7, 2022.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCRA	Central Bank of the Argentine Republic
BNA	Banco de la Nación Argentina - National Bank of Argentine
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
CISA	Comercializadora e Inversora S.A. (former Pampa Comercializadora S.A.)
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CSJN	Corte Suprema de Justicia de la Nación - Argentine Supreme Court of Justice
CTB	Central Térmica Barragán S.A
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EISA	Energía Inversora S.A.
EMESA	Empresa Mendocina de Energía S.A.
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IEASA	Integración Energética Argentina S.A.
IPC	Índice de Precios al Consumidor - Consumer Price Index
WEM	Wholesale Electrical Market
MLC	Foreign Exchange Market
MW	Megawatt
NIC/IAS	International Accounting Standards
NIIF/IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PB18	Pampa Bloque 18 S.A. (former Ecuador TLC S.A.)
PEB	Pampa Energía Bolivia S.A.
PEN	National Executive Branch
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VS SLU	Vientos Solutions S.L.U.

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Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2022	09.30.2021	09.30.2022	09.30.2021

Revenue	8	168,748	103,740	69,225	42,529
Cost of sales	9	(104,797)	(62,652)	(43,538)	(27,309)
Gross profit		63,951	41,088	25,687	15,220

Selling expenses	10.1	(4,945)	(1,752)	(1,587)	(669)
Administrative expenses	10.2	(12,389)	(6,301)	(5,063)	(2,258)
Exploration expenses	10.3	(23)	(50)	(8)	(6)
Other operating income	10.4	10,345	8,864	5,988	4,018
Other operating expenses	10.4	(4,209)	(4,623)	(1,577)	(792)
Impairment of property, plant and equipment, intangible assets and inventories		(4,260)	(172)	124	-
Impairment of financial assets		(672)	(229)	(153)	(33)
Share of profit from associates and joint ventures	5.2.2	13,610	8,131	6,749	5,030
Operating income		61,408	44,956	30,160	20,510

Financial income	10.5	597	619	147	282
Financial costs	10.5	(18,127)	(14,128)	(9,333)	(6,287)
Other financial results	10.5	4,108	2,813	8,278	(118)
Financial results, net		(13,422)	(10,696)	(908)	(6,123)
Profit before income tax		47,986	34,260	29,252	14,387
Income tax	10.6	(5,224)	(7,786)	(5,195)	(1,680)
Profit of the period from continuing operations		42,762	26,474	24,057	12,707
Loss of the period from discontinued operations	5.1.1	-	(7,129)	-	-
Profit of the period		42,762	19,345	24,057	12,707

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		91,231	19,855	48,796	4,700
Items that may be reclassified to profit or loss
Exchange differences on translation		8,125	6,283	74	2,618
Other comprehensive income of the period from continuing operations		99,356	26,138	48,870	7,318
Other comprehensive income of the period from discontinued operations	5.1.1	-	11,375	-	-
Other comprehensive income of the period		99,356	37,513	48,870	7,318
Total comprehensive income of the period		142,118	56,858	72,927	20,025

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2022	09.30.2021	09.30.2022	09.30.2021
Total income (loss) of the period attributable to:

Owners of the Company		42,448	22,577	23,979	12,804
Non - controlling interest		314	(3,232)	78	(97)
		42,762	19,345	24,057	12,707

Total income (loss) of the period attributable to owners of the Company:

Continuing operations		42,448	26,303	23,979	12,804
Discontinued operations		-	(3,726)	-	-
		42,448	22,577	23,979	12,804

Total comprehensive income (loss) of the period attributable to:
Owners of the Company		141,484	52,886	72,678	20,093
Non - controlling interest		634	3,972	249	(68)
		142,118	56,858	72,927	20,025

Total comprehensive income (loss) of the period attributable to owners of the Company:

Continuing operations		141,484	52,356	72,678	20,093
Discontinued operations		-	530	-	-
		141,484	52,886	72,678	20,093

Earnings (Loss) per share attributable to equity holders of the Company during the period
Basic and diluted earnings per share from continuing operations	13.2	30.74	18.62
Basic and diluted loss per share from discontinued operations	13.2	-	(2.64)
Total basic and diluted earnings per share	13.2	30.74	15.98

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2022	12.31.2021
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	282,322	170,390
Intangible assets	11.2	11,028	3,956
Right-of-use assets		1,207	1,231
Deferred tax assets	11.3	34,719	8,675
Investments in associates and joint ventures	5.2.2	134,244	79,500
Financial assets at amortized cost	12.1	14,960	10,821
Financial assets at fair value through profit and loss	12.2	4,299	2,998
Other assets		79	61
Trade and other receivables	12.3	3,540	3,379
Total non-current assets		486,398	281,011

CURRENT ASSETS
Inventories	11.4	24,802	15,888
Financial assets at amortized cost	12.1	1,899	537
Financial assets at fair value through profit and loss	12.2	84,731	47,026
Derivative financial instruments		177	16
Trade and other receivables	12.3	67,816	40,892
Cash and cash equivalents	12.4	14,259	11,283
Total current assets		193,684	115,642
Assets classified as held for sale	5.1.2	1,816	-
Total assets		681,898	396,653

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION (Continuation)

As of September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2022	12.31.2021
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,380	1,382
Share capital adjustment		7,231	7,245
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(2,280)	(238)
Legal reserve		4,718	5,203
Voluntary reserve		99,274	54,528
Other reserves		(550)	(550)
Other comprehensive income		93,540	51,432
Retained earnings		99,376	44,454
Equity attributable to owners of the company		322,664	183,431
Non-controlling interest		1,217	609
Total equity		323,881	184,040

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures	5.2.2	-	386
Provisions	11.5	21,065	14,444
Income tax and minimum notional income tax provision	11.6	47,823	19,287
Deferred tax liabilities	11.3	7,636	-
Defined benefit plans		3,597	2,419
Borrowings	12.5	195,733	139,630
Trade and other payables	12.6	2,648	1,340
Total non-current liabilities		278,502	177,506

CURRENT LIABILITIES
Provisions	11.5	656	560
Income tax liabilities	11.6	34	2,098
Tax liabilities		5,668	2,314
Defined benefit plans		395	515
Salaries and social security payable		4,018	2,876
Derivative financial instruments		-	18
Borrowings	12.5	41,788	8,165
Trade and other payables	12.6	26,956	18,561
Total current liabilities		79,515	35,107
Total liabilities		358,017	212,613
Total liabilities and equity		681,898	396,653

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878
Legal and voluntary reserve constitution	-	-	-	-	-	-	1,500	(3,325)	-	-	1,825	-	-	-
Capital reduction	-	-	-	(69)	(363)	3,478	-	(3,046)	-	-	-	-	-	-
Stock compensation plans	-	2	-	-	(2)	25	-	-	110	-	-	135	-	135
Treasury shares acquisition	(69)	(362)	-	69	362	(3,479)	-	-	-	-	-	(3,479)	-	(3,479)
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(31,928)	(31,928)
Profit (Loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	22,577	22,577	(3,232)	19,345
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	-	-	17,119	13,190	30,309	7,204	37,513
Balance as of September 30, 2021	1,382	7,245	19,950	4	21	(211)	5,203	54,528	(649)	46,549	35,767	169,789	675	170,464

Treasury shares acquisition	-	-	-	-	-	(27)	-	-	-	-	-	(27)	-	(27)
Stock compensation plans	-	-	-	-	-	-	-	-	99	-	-	99	-	99
Profit (Loss) for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	4,520	4,520	(79)	4,441
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	-	-	-	4,883	4,167	9,050	13	9,063
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the nine-month period ended September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Legal and voluntary reserve constitution	-	-	-	-	-	-	(485)	44,939	-	-	(44,454)	-	-	-
Capital reduction	-	-	-	(2)	(14)	209	-	(193)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(14)	-	2	14	(2,251)	-	-	-	-	-	(2,251)	-	(2,251)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(26)	(26)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	42,448	42,448	314	42,762
Other comprehensive income for the nine-month period	-	-	-	-	-	-	-	-	-	42,108	56,928	99,036	320	99,356
Balance as of September 30, 2022	1,380	7,231	19,950	4	21	(2,280)	4,718	99,274	(550)	93,540	99,376	322,664	1,217	323,881

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	09.30.2022	09.30.2021
Cash flows from operating activities:
Profit of the period from continuing operations		42,762	26,474
Adjustments to reconcile net profit to cash flows from operating activities:	14.1	30,750	24,998
Changes in operating assets and liabilities	14.2	(22,788)	(6,566)
Net cash generated by operating activities from discontinued operations	5.1.1	-	11,051
Net cash generated by operating activities		50,724	55,957

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(38,018)	(13,119)
Payment for intangible assets acquisitions		(3,312)	(359)
Payment for public securities and shares, net		(16,874)	(5,251)
Recovery of investment funds, net		1,777	4,158
Payment for the acquisition of subsidiaries and associates		(2,398)	(1,439)
Collection for equity interests in companies sales		4,804	4,786
Collections for property, plant and equipment sales		55	37
Collections for intangible assets sales		2,377	516
Dividends received		1,730	621
Collected loans, net		1,172	841
Net cash used in investing activities from discontinued operations	5.1.1	-	(15,857)
Net cash used in investing activities		(48,687)	(25,066)

Cash flows from financing activities:
Proceeds from borrowings	12.5	33,211	4,766
Payment of borrowings	12.5	(17,453)	(18,800)
Payment of borrowings interests	12.5	(12,642)	(11,581)
Payment for treasury shares acquisition		(2,251)	(3,479)
Repurchase and redemption of corporate bonds	12.5	(3,449)	(313)
Payments of leases		(340)	(287)
Payments of dividends		(30)	-
Net cash used in financing activities from discontinued operations	5.1.1	-	(701)
Net cash used in financing activities		(2,954)	(30,395)

(Decrease) Increase in cash and cash equivalents		(917)	496

Cash and cash equivalents at the beginning of the year	12.4	11,283	11,900
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale		-	4,362
Exchange and conversion difference generated by cash and cash equivalents		3,893	359
(Decrease) Increase in cash and cash equivalents		(917)	496
Cash and cash equivalents at the end of the period	12.4	14,259	17,117

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2022,

presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1	General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,970 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 361 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 9.9 million m3/day of natural gas and 5.2 thousand boe/day of oil in Argentina, during the nine-month period ended September 30, 2022. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 92% and 99%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,697 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,233 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day and a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 89 gas stations (see Note 5.1.2). Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 1: (Continuation)

1.2	Economic context

The Company operates in an economic context which main variables are experiencing volatility due to political and economic events both in the domestic and international spheres.

At the domestic level, in the first quarter of 2022 Argentina and the International Monetary Fund reached an agreement defining tax and monetary goals for the country and agreeing on the refinancing of debt maturities. However, monthly inflation levels have remained high, reaching a cumulative 66.1% (IPC) during the first nine months of 2022 and a 43.4% depreciation of the peso against the U.S. dollar for the same period according to the BNA exchange rate. Furthermore, exchange restrictions have remained in force and even tightened (see Note 2.4), continuing to affect the foreign currency value.

At the international level, Russia’s invasion to Ukraine in early 2022 entailed an important global destabilization factor, which mainly resulted in lower growth expectations and increased inflation due to increased prices of food and energy (mainly oil and natural gas).

The increase in international energy prices may adversely affect Argentina’s fiscal balance. In this respect, it is worth highlighting that the Argentine Government, aiming to substitute fuel imports and strengthen the domestic supply, has promoted a project of the construction of the Néstor Kirchner Gas Pipeline, which would allow for increasing transportation capacity by 24 million cubic meters of gas per day through the installation and mounting of a total 1,020 km pipeline, in two stages: the first one, providing for the construction of 553 kilometers to supply the Buenos Aires metropolitan area, and the second, for the construction of 467 additional kilometers to supply large urban centers in central and northern Argentina with unconventional gas generated in the Vaca Muerta block, in the Province of Neuquén. In 2022, ENARSA tendered and awarded the different tranches making up the first stage of the gas pipeline to the companies in charge of its construction, with an estimated US$ 1,500 million cost to be financed with national treasury funds and the wealthiest segment’s solidarity contribution. As of the issuance of these Consolidated Condensed Interim Financial Statements, the first construction stage is underway, and commissioning is expected for June 2023 —concurrently with the peak winter demand—, with an associated transportation capacity of 11 million cubic meters of gas per day. In addition to the original scheme, ENARSA decided to incorporate the construction and installation of two turbochargers that would allow for increasing capacity to 20 million cubic meters of gas per day for the first stage, which tendering process is underway. In parallel, the Government announced the IV and V Gas Plan to provide producing companies with the incentives and terms necessary to make investments allowing for the gas production increase required to inject and fill the pipeline from June 2023.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 1: (Continuation)

Regarding the energy industry, the sustained inflation increase and increased political-economic uncertainty have affected the electricity distribution company’s payment chain, added to deferrals in the National Treasury contributions, as a result of which CAMMESA has recorded delays in payment terms to generators and hydrocarbon producers exceeding 90 days in August 2022. Moreover, on June 16, 2022, PEN Executive Order No. 332/22 established a subsidies segmentation system for electricity and natural gas utility residential customers. Under it, the Argentine Government, which currently covers an average of 70% of the cost of energy, has launched an initiative to reach fairer and more reasonable tariffs with a subsidies reduction and distribution scheme based on each household’s economic capacity, providing that the highest-income segment should verify a gradual subsidies’ reduction until fully covering the cost of energy by the end of 2022.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1    Remuneration scheme for the spot market

On April 21, 2022, SE Resolution No. 238/22 was published in the BO. This resolution provided a 30% increase in spot generation remuneration values from the February 2022 economic transaction, and an additional 10% increase from the June 2022 economic transaction, which involves a cumulative 43% increase from June 2022. It also abrogated the application of the utilization factor; therefore, 100% of the power capacity remuneration will be settled.

Lastly, it canceled, effective from the February 2022 economic transaction, the transitory additional remuneration set by SE Resolution No. 1037/21 and instrumented through Note No. NO-2021-108163338-APN-SE#MEC.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2	Seasonal Programming

On April 29, 2022, SE Resolution No. 305/22 was published, which approved the winter seasonal programming (May 2022 - October 2022) and eliminated the subsidy on the power capacity and energy reference price for GUDI, keeping power capacity and energy reference prices for public health and education entities, the general and residential demand, and the stabilized transportation prices approved by SE Resolution No. 105/22; approved new unsubsidized power capacity and reference prices; and set a differential price for users performing cryptocurrency mining activities.

On May 28, 2022, SE Resolution No. 405/22 was published, which provided for 36.6% and 26.1% increases in the seasonal prices for energy applicable to the general non-residential demand and WEM’s residential demand, respectively, applicable from June 1, 2022, and maintained the power capacity reference price for these user categories. Regarding Tierra del Fuego’s WEM system, there was a 31.3% increase in energy reference prices for Large Distribution Company Users (“GUDI”) ≥ 300 kW (except for crypto) and for the distributor’s general demand applicable between June 1 and October 31, 2022.

SE Resolution No. 605/22 approved the winter seasonal reprogramming (August 2022 - October 2022), which increased the power capacity and reduced the energy reference price for GUDI by 23% and 1.8%, respectively, provided for a 15% increase in the reference price for GUDI performing cryptocurrency mining activities, maintained transportation reference prices, and updated the unsubsidized power capacity and energy reference prices by 40% and 21%, respectively.

Under the residential users’ utility subsidy segmentation process, on August 30, 2022 SE Resolutions No. 627/22 and No. 629/22 were published, approving increases between 39% and 44.4% in energy reference prices for public health and education entities with a demand exceeding 300 kW, and increases between 65.9% and 74.8% in energy reference prices for the higher-income residential demand.

Later, SE Resolution No. 649/22 established, effective from September 1, 2022, the application of approved reference prices for the higher-income residential demand above-mentioned, to the middle-income residential demand exceeding the electricity consumption caps set by the different provinces.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Finally, SE Resolution No. 719/22 was published, which approved the final summer seasonal programming (November 2022 – April 2023) modifying prices current as of October 2022 and provided for: 1.42% and 19.60% reductions in power capacity and energy reference prices for GUDI>300 kW; increases between 21.12% and 23.77% in energy reference prices for public health and education entities with a demand exceeding 300 KW, increases between 22.56% and 25.37% in energy reference prices for the non-residential demand; increases between 32.42% and 35.37% in energy reference prices for the higher-income residential demand, and 1.42% and 19.16% decreases in unsubsidized power capacity and energy reference prices, respectively. Furthermore, from February 1, 2023, a 6.56% reduction in the power capacity reference price, and a 14.18% and 14.23% increase in the energy price for GUDI>300 kW are applied on the first quarter’s values. Lastly, the charge allocated to the Electric Power National Fund was updated to $ 320/MWh and $ 512/MWh effective from November 1, 2022 and April 1, 2023, respectively, and the new spot price was set at $ 1,682/MWh.

2.1.3	Distribution’s Term Market from Renewable Energy Sources (“MATER”)

Resolution No. 370/22 was passed on May 16, 2022, which modified the MATER system allowing for the sale of renewable energy under this system to meet the GUDI and distribution utility company’s demand.

Under the approved sales guidelines, distributors would execute contracts under conditions to be freely agreed by the parties. The contracts’ execution will not imply the exclusion from the joint purchases’ mechanism for GUDIs qualified as authorized large users. The total energy volume under contracts may not exceed each distribution company’s GUDI segment demand reported to CAMMESA. Billings will be made directly by the generation to the distribution company.

2.1.4	MATER dispatch priority

SE Resolution No. 1,260/21 allowed project awardees under the different Renovar rounds failing to meet the committed commissioning terms to terminate their contracts with CAMMESA and commission the project with a power capacity lower than that originally committed. A large part of the dispatch capacity released as a result of this resolution was made available for MATER’s tender process for the third quarter of 2022.

Under this new tender process, Pampa requested a 41 MW dispatch priority for the extension of PEPE III and an additional 40 MW for the Wayra I Wind Farm project (see Note 5.2.4).

Given the large number of projects submitted, a tie-breaking mechanism was implemented on October 31, 2022, and the Company was assigned a 41 MW dispatch priority for the extension of PEPE III.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Oil and Gas
2.1.1	Natural gas for the residential segment and CNG

On May 27, 2022, SE Resolution No. 403/22 provided for the update of new natural gas prices at the Transportation System Entry Point (“PIST”) under the existing contracts executed pursuant to the natural gas production promotion scheme (“GasAr Plan”), resulting in a reduction of the subsidy payable by the Federal Government as from June 1, 2022. This modification does not impact the final price collectible by the Company.

2.2.2. Currency access for incremental oil and natural gas production systems and regional and national supplier’s employment, labor and development promotion system

On May 28, 2022, PEN Executive Order No. 277/22 was published, which established currency access systems for the incremental production of oil (“RADPIP”) and natural gas (“RADPIGN”), as well as the regional and national supplier’s employment, labor and development promotion system (“RPEPNIH”). This executive order mainly provided for eased access to the MLC for beneficiaries increasing their gas and/or oil production.

Beneficiaries must meet the following requirements to access the RADPIP and the RADPIGN: (i) be registered with the SE’s oil companies registry; (ii) accede to the system; (iii) attain an incremental oil production or natural gas incremental injection levels; (iv) comply with the RPEPNIH; and (v) be an awardee and fulfill the obligations provided under the Gas.Ar Plan (exclusively for the RADPIGN).

Beneficiaries under these systems may access the MLC to make principal and interest payments of commercial or financial liabilities abroad, including liabilities with non-resident affiliates, and to pay earnings and dividends for closed and audited balance sheets and/or the repatriation of direct investments by non-residents. This benefit may be transmitted to direct suppliers. Moreover, access to the MLC under this system will not be subject to BCRA’s prior authorization requirement in case exchange regulations so require.

Currency access benefits for acceding the RADPIP and/or RADPIGN will be taken into consideration and timely discounted.

Regarding the RPEPNIH, supplier development plans guaranteeing regional and national integration will be controlled. Moreover, a hiring scheme is contemplated granting preferences to regional and national goods and/or services suppliers.

As of the date of presentation of these Consolidated Condensed Interim Financial Statements, PEN Executive Order No. 277/22 has not been regulated by the SE or the BCRA and, consequently, has had no impact on the Company.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.3. Natural gas exports

Under Plan GasAr, in August 2022, the Company was cleared to export gas to Chile on a firm basis for a maximum volume of 1,492 MMm3/d for the October 2022 – April 2023 period.

2.3	Transmission

Transener and Transba’s tariff situation

On February 25, 2022, ENRE Resolutions No. 68/22 and 69/22 approved the new hourly remuneration effective from February 1, 2022 and establishing a 25% and 23% increase compared to the remuneration effective from August 2019 for Transener and Transba, respectively. Considering the difference between the financial economic projections presented and the values finally approved by the ENRE, the Company has submitted a motion to review the file and a preliminary challenge. Moreover, on March 15, 2022, the corresponding Motions for Reconsideration against Resolutions No. 68/22 and 69/22 were filed. ENRE Resolutions No. 147/22 and 148/22, communicated on May 10, 2022, partially upheld the Motions for Reconsideration filed by Transener and Transba, respectively, establishing a 67% and 69% increase, effective from February 1, 2022, in comparison to the remuneration in force as of August 2019 for each company.

Since August 2022, Transener has filed notes and held meetings with the SE and the ENRE requesting an update to the current transitional tariffs effective from September 2022, to be charged against the increase to be assessed for 2023. To this effect, the 2023 Economic and Financial Projection was presented with an explanatory document and a detail of the projected investment plan. Moreover, a presentation was made to CAMMESA’s Board of Directors to put the criticality of the transportation sector on record. Conversations with regulatory authorities are currently underway, and Transener has requested the definition of the steps to take for the requested tariff update.

Under Resolution No. 539/2022, on October 20, 2022 the ENRE called for a Public Hearing, which will be held on November 30, 2022, to inform of and gather feedback on the electricity transmission utility concessionaires’ proposals towards a transitional tariff update under the comprehensive tariff review process prior to defining the tariffs applicable by the concessionaires.

2.4	Regulations on access to the MLC

The main regulations on MLC inflows and outflows issued by the BCRA in the nine-month period ended September 30, 2022 are summarized below:

The following is extended until December 31, 2023, inclusive: (i) the need for BCRA’s prior authorization to access the MLC for the cancellation of principal on financial debts with foreign affiliates, and (ii) the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until December 31, 2023.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Moreover, in early March 2022, BCRA’s intervention was incorporated into the Integrated Imports Monitoring System (SIMI). Under it, the BCRA can assign categories different from the SIMI affidavits upon verification of the conditions outlined in the applicable regulations, which defined the minimum terms to access the MLC to pay such imports.

Additionally, on July 21, 2022, the BCRA issued Communication “A” 7552, which introduced the following modifications to foreign exchange regulations: (i) it included the holding of Argentine certificates of deposit (“CEDEAR”) within the US$ 100,000 availability limit allowed to access the MLC and provided that, until August 19, 2022 (inclusive), entities may exceed such limit considering the holding of CEDEAR acquired until July 21, 2022; (ii) it provided for the presentation of an affidavit declaring that, on the date of access to the MLC and in the previous 90 calendar days, no domestic sales of securities to be settled in foreign currency, exchanges of securities issued by foreign active residents, transfers of securities to foreign depositary entities, local acquisitions of securities issued by non-residents and settled in pesos, acquisitions of CEDEAR representing foreign shares (from July 22, 2022), acquisitions of private debt securities issued in a foreign jurisdiction, or deliveries of funds in domestic currency or other domestic assets (except for foreign-currency funds deposited with local financial entities) to any natural or legal, resident or non-resident person, and whether or not affiliated, receiving as prior or subsequent consideration, whether directly or indirectly, on its own or through any affiliate, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad and, lastly, the commitment not to perform any of the detailed transactions for 90 calendar days following the request for access to the MLC should be evidenced.

On October 11, 2022, Joint Resolution No. 5,271/22 replaced the SIMI and the Integral Foreign Payments Monitoring System (“SIMPES”) with the Argentine Republic’s Imports System (“SIRA”) and the Argentine Republic’s Imports and Foreign Service Payments System (“SIRASE”), respectively. Moreover, BCRA’s Communication “A” 7622, dated October 13, 2022, established that no more advance, sight, or deferred without clearance payments may be made through these new mechanisms, except for certain cases contemplated in the regulation.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2022 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on November 7, 2022.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the annual financial statements as of December 31, 2021, which have been prepared under IFRS.

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2022 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the nine-month period ended September 30, 2022, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2021 and for the nine and three-month periods ended September 30, 2021, disclosed for comparative purposes arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the figures of the current period.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2021.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2022 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2022:

-	IFRS 3 “Business combination” (amended in May 2020).
-	Annual Improvements to IFRS Standards - 2018-2020 cycle (issued in May 2020).
-	IAS 16 “Property, Plant and Equipment” (amended in May 2020).
-	IAS 37 “Provisions, contingent liabilities and contingent assets” (amended in May 2020).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1 Acquisition and sale of equity interests

5.1.1	Sale of equity interests of controlling stake in Edenor

The results for the nine-month period ended September 30, 2021 associated with Edenor’s operations, prior to Edenor’s control transfer, dated September 30, 2021, have been disclosed within "Discontinued operations" in the Consolidated Condensed Interim Statement of Comprehensive Income.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

Distribution of energy
09.30.2021
Revenue	47,148
Cost of sales	(38,054)
Gross profit	9,094

Selling expenses	(3,482)
Administrative expenses	(2,532)
Other operating income	2,053
Other operating expenses	(1,672)
Reversal of property, plant and equipment impairment	1,572
Impairment of financial assets	(1,057)
Operating income	3,976

Gain on monetary position, net	11,474
Financial income	22
Financial costs	(10,194)
Other financial results	784
Financial results, net	2,086
Profit before income tax	6,062

Income tax	(13,191)
Loss of the period from discontinued operations	(7,129)

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation	8,484
Items that may be reclassified to profit or loss
Exchange differences on translation	2,891
Other comprehensive income of the period from discontinued operations	11,375
Total comprehensive income of the period from discontinued operations	4,246

Loss of the period from discontinued operations attributable to:
Owners of the company	(3,726)
Non - controlling interest	(3,403)
(7,129)

Total comprehensive income of the period from discontinued operations attributable to:
Owners of the company	530
Non - controlling interest	3,716
4,246

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of September 30, 2021 is presented below:

Distribution of energy
09.30.2021
Net cash generated by operating activities	11,051
Net cash used in investing activities	(15,857)
Net cash used in financing activities	(701)
Decrease in cash and cash equivalents from discontinued operations	(5,507)

Cash and cash equivalents at the beginning of the year	4,362
Effect of devaluation and inflation on cash and cash equivalents	1,145
Decrease in cash and cash equivalents	(5,507)
Cash and cash equivalents at the end of the period	-

5.1.2	Asset available for sale – Interest in Refinor

On September 15, 2022, the Company entered into an agreement with Hidrocarburos del Norte S.A. for the sale of its Class A shares representing 28.5% of Refinor’s capital stock for a price of US$ 5.7 million, subject to the fulfillment of certain precedent conditions.

As of September 30, 2022, in accordance with IFRS 5 and since the transaction price was below the carrying amount, the Company recognized impairment losses, before taxes, for $ 1,242 million (US$ 11 million), which are disclosed under “Share of profit from associates and joint ventures,” prior to its classification as assets held for sale in the Statement of Financial Position.

On October 14, 2022, with the precedent conditions being met, the Company transferred such shares. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has collected US$ 1.7 million, and the amount of US$ 4 million is pending collection, to be financed over one year from the date of sale at an 8% nominal annual fixed interest rate in accordance with the share acquisition agreement.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.3	Acquisition of an additional 50% interest in Greenwind

On August 12, 2022, Vientos Solutions L.L.C., Rio River Capital L.L.C and the Company entered into a share acquisition agreement whereby the Company acquired, for the amount of US$ 20.5 million, the whole equity interest in VS SLU, a Spanish company which main asset is its 50% interest in Greenwind’s capital stock. On September 29, 2022, the Company transferred to GASA 100% of VS SLU’s shares.

On the acquisition date, the Company recorded profits of $ 3,120.7 million (or US$ 23.3 million) to reflect the fair value of the 50% stake in Greenwind prior to the aforementioned acquisition, as this transaction is a business combination achieved in stages.

The following table details the fair value of the consideration transferred and the preliminary fair values of the assets acquired and the liabilities assumed as of August 12, 2022:

In million US$ (1)
Consideration transferred	(20.5)
Fair value of the previous interest in Greenwind	(20.3)
Total	(40.8)
Property, plant and equipment (2)	128.0
Intangible assets (3)	31.0
Financial assets at fair value	24.4
Trade receivables	6.3
Other assets	0.1
Cash and cash equivalents	3.2
Borrowings	(89.3)
Deferred tax liabilities	(54.2)
Income tax liabilities	(4.4)
Trade and other payables	(2.0)
Provisions	(1.4)
Taxes payable	(0.9)
Total acquisition price allocation (4)	40.8

(1)	BNA’s exchange rate on the acquisition date: $134.27/US$.
(2)	Mario Cebreiro Wind Farm’s fair value was assessed using the “cost-based approach,” which consists of the farm’s replacement cost new, adjusted by its loss of value resulting from physical deterioration and functional and economic obsolescence.
(3)	The fair value of this intangible asset regarding the identified business transactions has been determined through the application of the “income-based approach” and the “multi-period excess earnings” method. The useful life was assessed based on the remaining years of the contract.
(4)	No differences in the acquired assets’ accounting valuation were identified, with the exception of the values detailed under Property, plant and equipment and Intangible assets.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The acquisition contributed to the Group revenues from sales for $ 606.7 million (US$ 4.2 million) and net earnings for $ 126 million (US$ 1.2 million) for the August 12 - September 30, 2022 period.

If the acquisition had taken place on January 1, 2022, the consolidated revenues from sales and the results for the period as of September 30, 2022 would have been $ 170,586 million (US$ 1,397 million) and $ 42,980 million (US$ 348 million), respectively. The pro forma information was calculated based on the Company and Greenwind’s results.

The Company paid $ 2,752.5 million (US$ 20.5 million) for the acquisition of the additional equity interest which, net of the cash and cash equivalents balance of $ 423.5 million (US$ 3.2 million), results in a net cash flow of $ 2,329 million (US$ 17.3 million), which is disclosed in the consolidated statement of cash flows in the item “Payment for the acquisition of subsidiaries and associates” under investment activities.

5.1.4	Acquisition of Autotrol Renovables S.A.

On September 30, 2022, the Company acquired 100% of the capital stock of Autotrol Renovables S.A., an entity holder of the “Wayra I Wind Farm” project (registered with the National Renewable Energy Projects Registry, “RENPER”) for a price of $ 7.3 million (US$ 50 thousand).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2	Interest in subsidiaries, associates and joint ventures
5.2.1	Subsidiaries information

			09.30.2022	12.31.2021
Company	Country (1)	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovable S.A. (2)	Argentina	Generation	100.00%	-
GASA	Argentina	Generation	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
Greenwind (3)	Argentina	Generation	100.00%	50.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
CISA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Pampa Ecuador Inc	Ecuador	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod (4)	Venezuela	Oil	-	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	-
VS S.L (3)	España	Investment	100.00%	-

(1)	The country of the registered office is also the principal place where the subsidiary develops its activities.
(2)	See Note 5.1.4.
(3)	See Note 5.1.3.
(4)	Interest assigned under the assignment of the indirect interest in the capital stock of mixed companies in Venezuela. See Note 5.3.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
Refinor (1)	Refinery	06.30.2022	92	(443)	8,892	28.50%
OCP	Investment	09.30.2022	14,799	(529)	13,424	30.06%
TGS (2)	Gas transportation	09.30.2022	753	22,982	223,254	3.764%

Joint ventures
CIESA (2)	Investment	09.30.2022	639	11,678	113,941	50.00%
Citelec (3)	Investment	09.30.2022	556	1,140	35,987	50.00%
CTB	Generation	09.30.2022	8,558	9,878	79,526	50.00%

(1) See Note 5.1.2.

(2) The Company holds a 3.764% direct and indirect interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, the Company has an additional indirect participation of 25.50% in TGS.

As of September 30, 2022 the quotation of TGS´s ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 458.55 and U$S 7.38 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 106,612 million.

(3) The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of September 30, 2022, Transener’s common share price listed at the Buenos Aires Stock Exchange was $ 92, conferring Pampa’s indirect interest an approximate $ 10,770 million market value.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	09.30.2022	12.31.2021
Disclosed in non-current assets
Associates
Refinor (1)	-	2,306
OCP	1,996	2,479
TGS	9,892	5,373
Other	1	1
Total associates	11,889	10,159
Joint ventures
CIESA	64,598	35,520
Citelec	17,994	10,491
CTB	39,763	23,330
Total joint ventures	122,355	69,341
Total associates and joint ventures	134,244	79,500
Disclosed in non-current liabilities
Joint ventures
Greenwind (2)	-	(386)
Total joint ventures	-	(386)

(1)	See Note 5.1.2.
(2)	See Note 5.1.3.

The following table shows the breakdown of the result from investments in associates and joint ventures:

	09.30.2022	09.30.2021
Associates
Refinor	(1,328)	(173)
OCP	(270)	2,018
TGS	864	421
Total associates	(734)	2,266

Joint ventures
CIESA	5,609	3,146
Citelec	570	(257)
CTB	4,939	3,145
Greenwind	3,226	(169)
Total joint ventures	14,344	5,865
Total associates and joint ventures	13,610	8,131

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	09.30.2022	09.30.2021
At the beginning of the year	79,114	46,068
Dividends reversal	-	1,645
Dividends	(854)	(1,949)
Increases	62	1,439
Decrease due to obtained control (1)	(2,740)	-
Reclassified to assets classified as held for sale (2)	(1,816)	-
Share of profit	14,852	8,131
Impairment (2)	(1,242)	-
Exchange differences on translation	46,868	14,788
At the end of the period	134,244	70,122

(1)	See Note 5.1.2.
(2)	See Note 5.1.3.
5.2.3	Investment in CTB

Syndicated loan

Regarding the syndicated loan granted to CTB on June 25, 2019 to partially finance the obligations undertaken under the award and execution of the closing to combined cycle works, on March 25, 2022 CTB and lenders Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. e Industrial, and Commercial Bank of China (Argentina) S.A. executed a new amendment to the agreement modifying the loan repayment scheme in its variable interest rate tranche, with a new maturity on October 1, 2022, and changing the reference rate from LIBOR to SOFR.

During the nine-month period ended September 30, 2022, CTB has repaid at maturity the amount of US$ 72,4 million of the syndicated loan. Post-closing, CTB repaid at maturity the last installment of the syndicated loan in the amount of US$ 2 million.

Issuance of Series 6, 7 and 8 CB

On May 16, 2022, CTB issued: (i) Class 6 CB for a total amount of US$ 25 million at a fixed annual 0% rate maturing on May 16, 2025; and (ii) Class 7 CBs for a total amount of $ 1,754 million accruing interest at a variable BADLAR rate plus an annual 2.98% spread and maturing on November 16, 2023.

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Additionally, on August 22, 2022, CTB issued Class 8 CB for a total amount of $ 4,235 million, accruing interest at a variable BADLAR rate plus a 1.00% annual spread and maturing on February 22, 2024.

Class 6, Class 7 and Class 8 CB are secured by a personal guarantee subject to a precedent and subsequent condition granted by YPF and Pampa.

Closing to combined cycle project

CTB is moving forward with the execution of the works to increase its installed capacity from 567 MW to 847 MW.

Given the problems in the normal execution of the project affecting the works’ terms and costs, on July 1, 2022, CTB and the Joint Venture made up by SACDE and Techint Compañía Técnica Internacional S.A.C.E I. entered into a new addendum to the construction agreement, which mainly stipulated as follows: (i) a new work schedule to reach the combined cycle’s commissioning; and (ii) the recognition in favor of the Joint Venture of the right to an US$8 million compensation on account of the incurred term and cost variations. As of the date of issuance of these consolidated condensed interim financial statements and considering the work progress, CTB estimates that the combined cycle will start operating by the end of December 2022.

As a result of the modification of the combined cycle’s commissioning schedule, CTB has updated, as of June 30, 2022, its recoverable amount estimates as of December 31, 2021, and no impairment losses have been recorded as a result of the performed recoverability assessment. As of September 30, 2022, CTB has not identified any additional indications that may impact the assumptions taken into consideration in the above-mentioned assessment.

5.3	Oil and gas participations

Río Atuel

On April 6, 2022, Phoenix Global Resources, Petrolera El Trébol's controlling company, and the Company, through a note to the Department of Hydrocarbons of the Province of Mendoza, requested the granting of an Evaluation Area. On July 15, 2022, in response to the request made by the enforcement authority, the block’s work plan associated with the grant of an evaluation lot until August 2023 was submitted.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Investment plan readjustment at the Sierra Chata block

On June 29, 2022, Provincial Executive Order No. 1262/22 was published, which approved the new investment schedule for the Sierra Chata block’s Hydrocarbon Unconventional Exploitation Concession (CENCH). Under it, the consortium made up by the Company and Mobil Argentina S.A. undertakes to execute 14 horizontal wells targeting the Vaca Muerta formation by July 26, 2023. The Company has a 45.55% interest in this CENCH, whereas Mobil Argentina S.A. holds the remaining 54.45% stake.

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2021.

6.1.1 Impairment in the value of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances which may indicate that its non-financial assets’ book value may not be recoverable.

As of June 30, 2022, due to Company’s strategic reasons and aiming to focus its investments in the development and exploitation of its unconventional gas reserves, and also in line with the Rincón del Mangrullo block’s Joint Venture members’ strategy, future drilling and workover activities were rescheduled for the next few years, which involves a 2.7 MMBoe recategorization of reserves to contingent resources. Therefore, and considering a 12.4% after-tax discount rate, the Company has updated, as of June 30, 2022, its recoverable amount estimates as of December 31, 2021. The recoverability assessment for this CGU resulted in the recognition of impairment losses for $ 3,682 million (US$ 29.4 million). As of September 30, 2022, the Company has not identified any additional indications that may impact the assumptions taken into consideration in the above-mentioned assessment.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía II and III wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind as from August 12, 2022; see Note 5.1.3.

Electricity Distribution, consisting of the Company’s direct interest in Edenor until its disposal. As of September 30, 2021, the Company has classified the results corresponding to the divestment mentioned in Note 5.1.1 as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	500	290	308	16	-	1,114	136,862
Revenue - foreign market	-	112	155	-	-	267	31,886
Intersegment revenue	-	89	-	-	(89)	-	-
Cost of sales	(278)	(270)	(405)	-	88	(865)	(104,797)
Gross profit	222	221	58	16	(1)	516	63,951

Selling expenses	(2)	(27)	(12)	-	-	(41)	(4,945)
Administrative expenses	(29)	(44)	(4)	(24)	-	(101)	(12,389)
Exploration expenses	-	-	-	-	-	-	(23)
Other operating income	18	55	-	6	-	79	10,345
Other operating expenses	(3)	(22)	(2)	(6)	-	(33)	(4,209)
Impairment of property, plant and equipment, intangible assets and inventories	-	(29)	-	(5)	-	(34)	(4,260)
Impairment of financial assets	-	(1)	-	(4)	-	(5)	(672)
Share of profit from associates and joint ventures	67	-	-	33	-	100	13,610
Operating income	273	153	40	16	(1)	481	61,408

Financial income	1	2	-	8	(5)	6	597
Financial costs	(47)	(83)	(2)	(21)	5	(148)	(18,127)
Other financial results	(11)	(19)	5	58	-	33	4,108
Financial results, net	(57)	(100)	3	45	-	(109)	(13,422)
Profit (Loss) before income tax	216	53	43	61	(1)	372	47,986

Income tax	(15)	-	(5)	(6)	-	(26)	(5,224)
Profit (Loss) of the period	201	53	38	55	(1)	346	42,762

Depreciation and amortization	61	95	4	-	-	160	19,204

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	198	53	38	55	(1)	343	42,448
Non - controlling interest	3	-	-	-	-	3	314

Consolidated financial position information as of September 30, 2022
Assets	2,261	1,185	183	1,176	(176)	4,629	681,898
Liabilities	826	1,262	145	372	(175)	2,430	358,017

Net book values of property, plant and equipment	1,135	724	24	33	-	1,916	282,322

Additional consolidated information as of September 30, 2022
Increases in property, plant and equipment, intangible assets and right-of-use assets	99	209	5	33	-	346	42,409

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	501	-	211	215	15	-	942	88,575
Revenue - foreign market	-	-	29	131	-	-	160	15,165
Intersegment revenue	-	-	94	-	-	(94)	-	-
Cost of sales	(266)	-	(200)	(294)	-	94	(666)	(62,652)
Gross profit	235	-	134	52	15	-	436	41,088

Selling expenses	(1)	-	(8)	(9)	-	-	(18)	(1,752)
Administrative expenses	(21)	-	(32)	(3)	(11)	-	(67)	(6,301)
Exploration expenses	-	-	-	-	-	-	-	(50)
Other operating income	36	-	52	1	3	-	92	8,864
Other operating expenses	(4)	-	(26)	(2)	(18)	-	(50)	(4,623)
Impairment of property, plant and equipment	(2)	-	-	-	-	-	(2)	(172)
Impairment of financial assets	-	-	(1)	-	(2)	-	(3)	(229)
Share of profit from associates and joint ventures	32	-	-	-	53	-	85	8,131
Operating income	275	-	119	39	40	-	473	44,956

Financial income	3	-	2	-	2	-	7	619
Financial costs	(32)	-	(86)	(2)	(31)	-	(151)	(14,128)
Other financial results	13	-	(6)	(2)	24	-	29	2,813
Financial results, net	(16)	-	(90)	(4)	(5)	-	(115)	(10,696)
Profit (Loss) before income tax	259	-	29	35	35	-	358	34,260

Income tax	(70)	-	(2)	(11)	-	-	(83)	(7,786)
Profit of the period from continuing operations	189	-	27	24	35	-	275	26,474
Loss of the period from discontinued operations	-	(75)	-	-	-	-	(75)	(7,129)
Profit (Loss) of the period	189	(75)	27	24	35	-	200	19,345

Depreciation and amortization	66	-	79	2	-	-	147	13,879

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	187	(39)	27	24	35	-	234	22,577
Non - controlling interest	2	(36)	-	-	-	-	(34)	(3,232)

Consolidated financial position information as of December 31, 2021
Assets	1,670	-	1,157	176	1,067	(209)	3,861	396,653
Liabilities	525	-	1,324	166	264	(209)	2,070	212,613

Net book values of property, plant and equipment	969	-	636	22	32	-	1,659	170,390

Additional consolidated information as of September 30, 2021
Increases in property, plant and equipment, intangible assets and right-of-use assets	7	-	144	5	6	-	162	15,247

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	09.30.2022	09.30.2021

Energy sales in Spot Market	19,239	11,300
Energy sales by supply contracts	31,831	27,446
Fuel supply	9,368	7,904
Other sales	399	338
Generation sales subtotal	60,837	46,988

Gas sales	36,049	15,220
Oil sales	12,309	6,964
Other sales	919	608
Oil and gas sales subtotal	49,277	22,792

Petrochemicals products sales	56,712	32,535
Petrochemicals sales subtotal	56,712	32,535

Technical assistance and administration services sales	1,884	1,404
Other sales	38	21
Holding and others subtotal	1,922	1,425
Total revenue	168,748	103,740

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	09.30.2022	09.30.2021
Inventories at the beginning of the year	15,888	9,766

Plus: Charges of the period
Purchases of inventories, energy and gas	47,236	28,722
Salaries and social security charges	7,253	3,943
Employees benefits	1,324	837
Accrual of defined benefit plans	480	320
Works contracts, fees and compensation for services	7,690	3,963
Property, plant and equipment depreciation	18,261	13,157
Intangible assets amortization	88	58
Right-of-use assets amortization	350	302
Energy transportation	799	456
Transportation and freights	3,091	1,604
Consumption of materials	2,520	1,515
Penalties	102	97
Maintenance	5,694	3,348
Canons and royalties	8,421	4,559
Environmental control	412	272
Rental and insurance	2,494	1,710
Surveillance and security	348	190
Taxes, rates and contributions	451	266
Other	257	196
Total charges of the period	107,271	65,515

Exchange differences on translation	6,440	1,546

Less: Inventories at the end of the period	(24,802)	(14,175)
Total cost of sales	104,797	62,652

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	09.30.2022	09.30.2021
Salaries and social security charges	404	216
Employees benefits	43	19
Fees and compensation for services	375	227
Property, plant and equipment depreciation	3	2
Taxes, rates and contributions	1,308	770
Transportation and freights	2,695	464
Other	117	54
Total selling expenses	4,945	1,752

10.2 Administrative expenses

	09.30.2022	09.30.2021
Salaries and social security charges	4,493	2,200
Employees benefits	666	318
Accrual of defined benefit plans	839	519
Fees and compensation for services	2,742	2,003
Compensation agreements	1,578	(33)
Directors' and Syndicates' fees	567	420
Property, plant and equipment depreciation	502	360
Consumption of materials	30	23
Maintenance	184	108
Transport and per diem	134	34
Rental and insurance	47	50
Surveillance and security	82	29
Taxes, rates and contributions	197	102
Communications	139	80
Other	189	88
Total administrative expenses	12,389	6,301

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.3 Exploration expenses

	09.30.2022	09.30.2021
Geological and geophysical expenses	23	18
Decrease in unproductive wells	-	32
Total exploration expenses	23	50

10.4 Other operating income and expenses

	09.30.2022	09.30.2021
Other operating income
Insurance recovery	55	270
Services provided to third parties	107	113
Result from property, plant and equipment sale	137	88
Dividends received	-	13
Result from intangible assets sale	252	146
Contingencies recovery	12	1,198
Tax charges recovery	23	-
Commercial interests	2,653	2,160
Argentine Natural Gas Production Promotion Plan	6,794	4,545
Other	312	331
Total other operating income	10,345	8,864

Other operating expenses
Provision for contingencies	(205)	(1,326)
Provision for environmental remediation	-	(1,489)
Tax credits´ impairment	(12)	(38)
Tax on bank transactions	(1,234)	(838)
Donations and contributions	(221)	(129)
Institutional promotion	(335)	(183)
Readjustment of investment plan (1)	(1,011)	-
Royalties of Argentine Natural Gas Production Promotion Plan	(982)	(384)
Other	(209)	(236)
Total other operating expenses	(4,209)	(4,623)

(1)	Corresponding to the investment plan’s readjustment bond at the Sierra Chata block (see Note 5.3).

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	09.30.2022	09.30.2021
Financial income
Financial interest	110	33
Other interest	487	586
Total financial income	597	619

Financial costs
Financial interest (1)	(14,547)	(10,160)
Commercial interests	(57)	(22)
Fiscal interests	(2,659)	(3,291)
Other interests	(370)	(222)
Bank and other financial expenses	(494)	(433)
Total financial costs	(18,127)	(14,128)

Other financial results
Foreign currency exchange difference, net	4,710	1,087
Changes in the fair value of financial instruments	1,969	1,741
(Loss) Profit from present value measurement	(1,215)	13
Result from exchange of corporate bonds	(1,941)	-
Result from repurchase of corporate bonds	672	-
Other financial results	(87)	(28)
Total other financial results	4,108	2,813

Total financial results, net	(13,422)	(10,696)

(1) Net of $ 791 million capitalized in property, plant and equipment for the nine-month period ended September 30, 2022. There are no finance costs capitalized for the nine-month period ended September 30, 2021.

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	09.30.2022	09.30.2021
Current tax	25,899	1,235
Deferred tax	(18,559)	6,533
Difference between previous fiscal year income tax provision and the income tax statement	(2,116)	18
Total income tax - Loss	5,224	7,786

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	09.30.2022	09.30.2021
Profit before income tax	47,986	34,260
Current income tax rate	35%	35%
Income tax at the statutary tax rate	16,795	11,991
Share of profit from companies	(4,759)	(2,846)
Non-taxable results	(463)	(17)
Effects of exchange differences and other results associated with the valuation of the currency, net	22,455	5,741
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(52,802)	(18,541)
Effect of change in tax rate	-	(550)
Effect for tax inflation adjustment	25,215	11,651
Difference between previous fiscal year income tax provision and the income tax statement	(2,366)	77
Non-deductible cost	1,157	271
Other	(8)	9
Total income tax - Loss	5,224	7,786

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS ANF LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation (2)	Transfers	Decreases	Impairment	Traslation effect
								At the end

Lands	1,352	-	-	-	-	-	588	1,940
Buildings	14,365	-	302	54	-	-	6,277	20,998
Equipment and machinery	149,670	510	16,728	4,564	(154)	-	67,880	239,198
Wells	89,091	634	-	15,602	-	(3,494)	40,666	142,499
Mining property	25,960	-	-	-	-	(8,975)	9,689	26,674
Vehicles	566	162	-	54	(36)	-	275	1,021
Furniture and fixtures and software equipment	5,778	164	1	193	(4)	-	2,560	8,692
Communication equipments	128	2	-	-	-	-	55	185
Materials, spare parts and tools	3,008	2,269	-	(2,255)	-	-	1,730	4,752
Petrochemical industrial complex	2,374	17	-	469	-	-	1,108	3,968
Work in progress	13,625	31,457	16	(16,076)	(6)	-	8,663	37,679
Advances to suppliers	5,514	3,859	-	(2,605)	-	-	2,670	9,438
Other goods	257	-	146	-	-	-	125	528
Total at 09.30.2022	311,688	39,074	17,193	-	(200)	(12,469)	142,286	497,572
Total at 09.30.2021	234,426	14,184	-	-	(71)	-	41,369	289,908
(1)	Includes $ 791 million of financial costs capitalized in property, plant and equipment for the nine-month period ended September 30, 2022. There are no capitalized financial costs for the nine-month period ended September 30, 2021.
(2)	See Note 5.1.3.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	For the period	Impairment	Traslation effect	At the end	At the end	At 12.31.2021

Lands	-	-	-	-	-	-	1,940	1,352
Buildings	(6,978)	-	(660)	-	(3,178)	(10,816)	10,182	7,387
Equipment and machinery	(55,015)	-	(9,133)	-	(26,005)	(90,153)	149,045	94,655
Wells	(54,632)	-	(7,147)	2,522	(24,817)	(84,074)	58,425	34,459
Mining property	(17,892)	-	(1,000)	6,265	(6,898)	(19,525)	7,149	8,068
Vehicles	(468)	35	(61)	-	(207)	(701)	320	98
Furniture and fixtures and software equipment	(4,879)	4	(359)	-	(2,196)	(7,430)	1,262	899
Communication equipments	(87)	-	(12)	-	(40)	(139)	46	41
Materials, spare parts and tools	(129)	-	(18)	-	(60)	(207)	4,545	2,879
Petrochemical industrial complex	(1,112)	-	(364)	-	(561)	(2,037)	1,931	1,262
Work in progress	-	-	-	-	-	-	37,679	13,625
Advances to suppliers	-	-	-	-	-	-	9,438	5,514
Other goods	(106)	-	(12)	-	(50)	(168)	360	151
Total at 09.30.2022	(141,298)	39	(18,766)	8,787	(64,012)	(215,250)	282,322
Total at 09.30.2021	(98,981)	38	(13,519)	-	(17,883)	(130,345)	159,563
Total at 12.31.2021								170,390

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increase	Increases for incorporation (1)	Decrease	Impairment	Traslation effect
							At the end

Concession agreements	258	-	-	-	-	112	370
Goodwill	3,555	-	-	-	-	1,543	5,098
Intangible identified in acquisitions of companies	717	-	4,169	-	-	716	5,602
Other	-	3,312	-	(2,128)	(571)	268	881
Total at 09.30.2022	4,530	3,312	4,169	(2,128)	(571)	2,639	11,951
Total at 09.30.2021	5,107	359	-	(370)	(1,589)	847	4,354

	Amortization
Type of good	At the beginning	For the period	Impairment	Traslation effect
					At the end

Concession agreements	(234)	(8)	-	(103)	(345)
Intangible identified in acquisitions of companies	(340)	(80)	-	(158)	(578)
Total at 09.30.2022	(574)	(88)	-	(261)	(923)
Total at 09.30.2021	(1,652)	(58)	1,417	(247)	(540)

	Net book values
Type of good	At the end	At 12.31.2021

Concession agreements	25	24
Goodwill	5,098	3,555
Intangible identified in acquisitions of companies	5,024	377
Other	881	-
Total at 09.30.2022	11,028
Total at 09.30.2021	3,814
Total at 12.31.2021		3,956

(1)	See Note 5.1.3.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2022	12.31.2021
Tax loss carryforwards	3,379	1,307
Property, plant and equipment	25,857	8,299
Intangible assets	-	4
Financial assets at fair value through profit and loss	2,156	284
Trade and other receivables	424	471
Provisions	8,324	5,812
Salaries and social security payable	783	31
Defined benefit plans	1,222	912
Trade and other payables	40	24
Tax inflation adjustment	6	4
Other	180	32
Deferred tax assets	42,371	17,180
Property, plant and equipment	(2,879)	(17)
Intangible assets	(3,506)	(1,347)
Investments in companies	(1,572)	(1,124)
Inventories	(2,470)	(1,009)
Financial assets at fair value through profit and loss	(527)	(1,428)
Trade and other receivables	(3,221)	(3,154)
Taxes payables	(322)	(322)
Tax inflation adjustment	(791)	(104)
Deferred tax liabilities	(15,288)	(8,505)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the consolidated condensed interim statement of financial position:

	09.30.2022	12.31.2021
Deferred tax assets	34,719	8,675
Deferred tax liabilities	(7,636)	-
Deferred tax assets, net	27,083	8,675

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	09.30.2022	12.31.2021
Current
Materials and spare parts	14,394	8,972
Advances to suppliers	545	798
In process and finished products	9,863	6,118
Total	24,802	15,888

11.5 Provisions

	09.30.2022	12.31.2021
Non-Current
Contingencies	15,738	10,859
Asset retirement obligation and decommisioning of wind turbines	3,166	2,007
Environmental remediation	2,161	1,485
Other provisions	-	93
Total non-current	21,065	14,444

Current
Contingencies	13	28
Asset retirement obligation and decommisioning of wind turbines	296	210
Environmental remediation	344	320
Other provisions	3	2
Total current	656	560

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	421	206	41
Increases for incorporation (1)	-	177	-
Decreases	(60)	(11)	(80)
Exchange differences on translation	4,515	1,027	750
Reversal of unused amounts	(12)	(154)	(11)
At the end of the period	15,751	3,462	2,505

(1) See Note 5.1.3.

	09.30.2021
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	8,660	1,798	216
Increases	1,380	152	1,508
Decreases	(34)	-	(4)
Exchange differences on translation	1,456	321	127
Reversal of unused amounts	(1,198)	-	-
At the end of the period	10,264	2,271	1,847

The main events taking place in the nine-month period ended September 30, 2022 regarding provision for legal proceedings and contingencies reported in the Consolidated Financial Statements as of December 31, 2021 are shown below.

Regarding the international arbitration claims that the Company maintains with Petrobras Operación S.A. (“POSA”) and Petrobras International Braspetro B.V. (“PIB BV”) whose actions were suspended for a period of 45 days from February 7, 2022, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the parties decided to continue pursuing the proceeding.

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	09.30.2022	12.31.2021
Non-current
Income tax	44,964	16,163
Minimum notional income tax	2,859	3,124
Total non-current	47,823	19,287

Current
Income tax, net of witholdings and advances	34	2,098
Total current	34	2,098

Income tax liability

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.,” where the CSJN ordered the application of the inflation adjustment mechanism.

As of September 30, 2022, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed for the periods ended until December 31, 2021 for the stated reasons. The provisioned amount, including compensatory interest, is disclosed under “Non-current income tax liabilities.”

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost
	09.30.2022	12.31.2021
Non-current
Term deposit	14,813	10,311
Documents to collect	147	510
Total non-current	14,960	10,821

Current
Documents to collect	1,899	537
Total current	1,899	537

50

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss
	09.30.2022	12.31.2021
Non-current
Shares	4,299	2,998
Total non-current	4,299	2,998

Current
Government securities	55,578	28,464
Corporate bonds	3,559	1,990
Shares	21,399	12,363
Investment funds	4,195	4,209
Total current	84,731	47,026

12.3	Trade and other receivables
	Note	09.30.2022	12.31.2021
Non-Current
Other		10	7
Trade receivables		10	7

Non-Current
Related parties	16	2,797	2,394
Tax credits		699	922
Prepaid expenses		32	55
Other		2	1
Other receivables, net		3,530	3,372
Total non-current		3,540	3,379

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	09.30.2022	12.31.2021
Current
Receivables from MAT sales		3,477	2,429
CAMMESA		19,699	9,180
Receivables from oil and gas sales		17,458	7,120
Receivables from petrochemicals sales		10,246	7,280
Related parties	16	1,039	786
Other		352	373
Impairment of financial assets		(1,051)	(963)
Trade receivables, net		51,220	26,205

	Note	09.30.2022	12.31.2021
Current
Related parties	16	961	830
Tax credits		472	503
Receivables for complementary activities		49	160
Prepaid expenses		1,678	1,066
Financial credit		-	1,044
Guarantee deposits		3,760	3,054
Insurance to be recovered		-	78
Expenses to be recovered		1,921	1,247
Receivables for sale of subsidiary		-	4,213
Receivables for financial instruments sale		199	566
Argentine Natural Gas Production Promotion Plan		6,879	1,479
Other		728	459
Allowance for doubtful other receivables		(51)	(12)
Other receivables, net		16,596	14,687
Total current		67,816	40,892

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

52

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	09.30.2022	09.30.2021
At the beginning of the year	963	1,352
Impairment	100	91
Reversal of unused amounts	(50)	(402)
Exchange differences on translation	38	60
At the end of the period	1,051	1,101

The movements in the impairment of other receivables are as follows:

	09.30.2022	09.30.2021
At the beginning of the year	12	14
Impairment	40	18
Reversal of unused amounts	(3)	(13)
Exchange differences on translation	2	1
At the end of the period	51	20

12.4	Cash and cash equivalents
	09.30.2022	12.31.2021
Cash	23	16
Banks	2,463	2,618
Investment funds	11,773	8,649
Total	14,259	11,283

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings
	09.30.2022	12.31.2021
Non-Current
Financial borrowings	17,547	5,968
Corporate bonds	178,186	133,662
Total non-current	195,733	139,630

Current
Bank overdrafts	10,049	1,156
Financial borrowings	7,394	3,033
Corporate bonds	24,345	3,976
Total current	41,788	8,165
Total	237,521	147,795

As of September 30, 2022, and December 31, 2021 the fair value of the Company’s CB amount approximately to $ 191,911 million and $ 126,645 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in their loan’s contracts.

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The evolution of the consolidated loans over the nine-month periods ended September 30, 2022 and 2021 is disclosed below.

	09.30.2022	09.30.2021
At the beginning of the year	147,795	135,805
Proceeds from borrowings	33,211	4,766
Payment of borrowings	(17,453)	(18,800)
Accrued interest	14,544	10,159
Payment of interests	(12,642)	(11,581)
Repurchase and redemption of corporate bonds	(3,449)	(313)
Result from exchange of corporate bonds	1,941	-
Result from repurchase of corporate bonds	(672)	-
Increases for incorporation (1)	11,984	-
Net foreign currency exchange difference	(5,545)	(1,742)
Borrowing costs capitalized in property, plant and equipment	791	-
Exchange differences on translation	67,016	22,311
At the end of the period	237,521	140,605

(1) See Note 5.1.3.

12.5.1 Issuance of CB Class 8

On January 18, 2022, the Company issued Class 8 CB in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel.

The Company will allocate the issue’s proceeds to finance the expansion of PEPE III wind farm.

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2 Issuance of Class 10, 11 and 12 CB

On July 15, 2022, the Company issued Class 11 CB for $ 12,690 million, accruing interest at a variable BADLAR rate plus an annual 0% spread and maturing on January 15, 2024. Class 10 and Class 12 CB were declared unawarded.

Additionally, on August 8, 2022 the Company reopened Class 11 CB for $ 8,963.9 million at an issuance price of 1.0305. The total face value of outstanding Class 11 CB amounted to $ 21,654.6 million.

12.5.3 Series T CB Exchange Offer

On June 16, 2022, the Company launched an exchange offer for holders of Series T CB maturing in 2023 originally issued by Petrobras Argentina S.A. (currently merged with the la Company) dated July 21, 2016 for a face value of US$ 500 million, under its Global Program authorized pursuant to CNV Resolution No. 17,162 dated August 15, 2013.

Once the exchange offer expired on July 29, 2022, the information and exchange agent informed the Company that US$ 193.8 million and US$ 213.3 million, representing 38.8% and 42.7% of the Series T Notes’ outstanding principal, had been validly tendered for exchange under Option A and Option B, respectively, totaling a US$ 407.1 million participation and representing approximately 81.4% of the outstanding Series T Notes’ capital amount.

Consequently, on August 8, 2022, after meeting the conditions established in the exchange offer documents, Pampa issued Class 9 CB for a face value of US$ 292.8 million, accruing interest at an annual fixed 9.5% rate and maturing on December 8, 2026, payable in three consecutive annual installments starting in 2024, and paid US$ 122.1 million in cash. For each US$ 1,000 of Series T CB’s capital amount validly tendered and accepted for exchange, eligible holders received, together with the payment of interest accrued on Series T CB up to the settlement date: (i) Option A: approximately US$ 377.2 in Class 9 CB and US$ 630.2 in cash; and (ii) Option B: US$ 1,030 in Class 9 CB.

As a result of the debt swap, the Company disclosed losses for $ 1,941 million (US$ 14 million) under “Other financial results” to reflect the change in the payment estimates discounted at Series T CB’s original effective interest rate, since they were not deemed substantially different from the issuance conditions for Class 9 CB, in accordance with IFRS.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, outstanding Series T CB amount to US$ 92.9 million.

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.4 Financial loans

During the nine-month period ended September 30, 2022, the Company took on new short-term financing with domestic financial entities, net of cancellations, for a total $ 8,663,2 million. After the period’s closing, the Company took out short-term bank loans with local financial entities for US$ 1 million.

12.6	Trade and other payables
	Note	09.30.2022	12.31.2021
Non-Current
Customer guarantees		4	-
Trade payables		4	-

Compensation agreements		944	379
Finance leases liability		1,478	954
Investment plan readjustment liability		67	-
Other		155	7
Other payables		2,644	1,340
Total non-current		2,648	1,340

Current
Suppliers		20,332	15,807
Customer advances		560	396
Related parties	16	3,140	1,524
Trade payables		24,032	17,727

Compensation agreements		1,249	136
Advances for sale of companies		84	-
Finance leases liability		268	386
Investment plan readjustment liability		805	-
Other		518	312
Other payables		2,924	834
Total current		26,956	18,561

Due to the short-term nature of trade and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current liabilities, fair values are not significantly different from their book values either.

57

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2022 and December 31, 2021:

As of September 30, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	55,578	-	-	55,578
Corporate bonds	3,559	-	-	3,559
Investment funds	4,195	-	-	4,195
Shares	21,399	-	4,299	25,698
Cash and cash equivalents
Investment funds	11,773	-	-	11,773
Derivative financial instruments	-	177	-	177
Other receivables	3,582	-	-	3,582
Assets classified as held for sale (1)	-	1,816	-	1,816
Total assets	100,086	1,993	4,299	106,378

(1) See Note 5.1.2.

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	28,464	-	-	28,464
Corporate bonds	1,990	-	-	1,990
Investment funds	4,209	-	-	4,209
Shares	12,363	-	2,998	15,361
Cash and cash equivalents
Investment funds	8,649	-	-	8,649
Derivative financial instruments	-	16	-	16
Other receivables	3,047	-	-	3,047
Total assets	58,722	16	2,998	61,736

Liabilities
Derivative financial instruments	-	18	-	18
Total liabilities	-	18	-	18

58

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, direct and indirect, in TJSM and TMB, respectively.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of September 30, 2022, the capital stock amounts to $ 1,384 million, including $ 4 million of treasury shares.

Acquisition of the Company’s treasury shares

On March 10, 2022, the Board of Directors resolved to suspend Program 11, approved on December 1, 2021 for a maximum amount of US$ 30 million and an initial term of 120 calendar days, as the Company’s share and ADR prices exceeded the set repurchase limit values of $167 and US$ 19, respectively.

On May 11, 2022, the Board of Directors resolved to approve Program 12 for a maximum amount of US$ 30 million, an initial term of 120 calendar days, and a maximum price of US$ 22 per ADR and $ 194 per common share.

As of the issuance of these Consolidated Condensed Interim Financial Statements, these programs have already expired.

During the nine-month period ended September 30, 2022, the Company indirectly acquired 0.9 million ADRs for a value of US$ 18.2 million.

Capital stock reduction

On April 27, 2022, General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 2.8 million shares. This reduction was registered with the Public Registry on September 14, 2022.

59

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2022 and 2021, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	09.30.2022	09.30.2021
Earning for continuing operations attributable to equity holders of the Company	42,448	26,303
Weighted average amount of outstanding shares	1,381	1,413
Basic and diluted earnings per share from continued operations	30.74	18.62

Loss for discontinued operations attributable to equity holders of the Company	-	(3,726)
Weighted average amount of outstanding shares	1,381	1,413
Basic and diluted loss per share from discontinued operations	-	(2.64)

Earning attributable to equity holders of the Company	42,448	22,577
Weighted average amount of outstanding shares	1,381	1,413
Basic and diluted earnings per share	30.74	15.98

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	09.30.2022	09.30.2021
Income tax	10.6	5,224	7,786
Accrued interest		14,392	10,928
Depreciations and amortizations	9, 10.1 and 10.2	19,204	13,879
Share of profit of joint ventures and associates	5.2.2	(13,610)	(8,131)
Results from sale of property, plant and equipment	10.3 and 10.4	(137)	(56)
Result from sale of intangibles assets	10.4	(252)	(146)
Impairment of property, plant and equipment, intangible assets and inventories		4,260	172
Impairment of financial assets		672	229
Result from measurement at present value	10.5	1,215	(13)
Changes in the fair value of financial instruments		(867)	(1,049)
Exchange differences, net	10.5	(4,710)	(1,087)
Result from exchange of corporate bonds	10.5	1,941	-
Result from repurchase of corporate bonds	10.5	(672)	-
Readjustment of investment plan	10.4	1,011	-
(Recovery) Provision for tax charges, net	10.4	(11)	38
Provision for contingecies, net	10.4	193	128
Provision for environmental remediation	10.4	-	1,489
Accrual of defined benefit plans	9 and 10.2	1,319	839
Dividends received	10.4	-	(13)
Compensation agreements	10.2	1,578	(33)
Other		-	38
Adjustments to reconcile net profit to cash flows from operating activities		30,750	24,998

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities
	09.30.2022	09.30.2021
Increase in trade receivables and other receivables	(23,810)	(2,844)
Increase in inventories	(2,481)	(2,863)
Increase in trade payables and other payables	709	102
Increase in salaries and social security payable	1,135	174
Decrease in defined benefit plans	(262)	(134)
Increase in tax liabilities	2,424	537
Decrease in provisions	(258)	(208)
Income tax paid	(357)	(1,018)
Proceeds (Payments) from derivative financial instruments, net	112	(312)
Changes in operating assets and liabilities	(22,788)	(6,566)

14.3	Significant non-cash transactions

	09.30.2022	09.30.2021

Acquisition of property, plant and equipment through an increase in trade payables	(5,519)	(1,632)
Borrowing costs capitalized in property, plant and equipment	(791)	-
Increase in investments in associates through a decrease in other receivables	-	(1,645)
Dividends pending collection	-	708
Increase in right-of-use assets through an increase in other liabilities	(23)	(704)
Receivables from sales of companies pending collection	-	3,829

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the nine-month period ended September 30, 2022 regarding contingent liabilities reported in the Consolidated Financial Statements as of December 31, 2021 are detailed below:

15.1 Labor claim - Compensation Fund

As regards the different claims faced by the Company regarding the Benefits Plan known as “Compensating Fund”:

-	The federal extraordinary appeal filed by the Company regarding the alleged plan underfunding was disallowed by the Appeals Chamber. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Supreme Court of Justice of the Autonomous City of Buenos Aires.
-	The Chamber of Appeals upheld the first-instance judgments that had dismissed the complaints filed in two claims by non-covered former employees seeking to be included in the plan. One of these judgments is final and conclusive; and
-	The Company received an adverse judgment in a claim, on considering that the index (IPC) used to update the plan benefits is ineffective to keep their “constant value.” Consequently, the Company has filed an appeal before the applicable Chamber.

15.2 Environmental claims

-	In the proceeding where plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged environmental affectation damages caused by living next to the Puerto General San Martin petrochemical plant (Rosario-Santa Fe), the Public Defender for the deceased plaintiff’s heirs was appointed, and he accepted this appointment.
-	In the proceeding where plaintiff Fundación SurfRider Argentina seeks the recomposition of the alleged environmental damage having a collective impact or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata, the parties agreed on a stay of the procedural time limits until August 2022 to evaluate the possibility of reaching an agreement. The plaintiff reached an agreement with three co-defendants. The Chamber hearing the case referred it back to the first instance, and the Court ordered a series of information measures before serving notice of the agreement on the other co-defendants (including the Company).

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

The main changes for the nine-month period ended September 30, 2022 regarding contingent assets reported in the Consolidated Financial Statements as of December 31, 2021 are detailed below:

15.3 Administrative claims

-	Regarding the Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period, as of the date of presentation of these Consolidated Condensed Interim Financial Statements, a judgment was rendered dismissing the amparo on the grounds of undue delay submitted by the Company seeking that the defendant should state its position in this respect. The Company has filed an appeal against this decision, which was dismissed by the Chamber hearing the case. As MECON’s term to state its position on the RAP has expired, the Company has brought a complaint against the Federal Government.
-	In the proceeding where Central Térmica Loma la Lata (currently Pampa) brought an administrative litigation complaint against the Federal Government on account of a contractual breach during the January-March 2016 period, the closing of the evidentiary stage was suspended on account of the proceeding’s link with the complaint subsequently field for the April 2016- October 2018 period.

15.4 Civil and Commercial claims

Regarding the arbitration claim against Petroecuador brought by Pampa Bloque 18 (former Ecuador TLC S.A.) as a result of certain breaches to the transportation agreement entered into on December 31, 2008, whereby the Ecuadorian Government undertook the oil transportation commitment through the heavy crude oil pipeline for the oil transportation capacity hired by Pampa Bloque 18, on August 3, 2022, the Arbitration Court rendered a final and conclusive award partially upholding the complaint. Even though the award was not annulled, Petroecuador filed an extraordinary protection proceeding before the Constitutional Court. It is worth highlighting that this proceeding does not suspend the execution of the arbitration award.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of September 30, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	27	-	-	-
Refinor	205	-	-	34
TGS	798	2,797	863	1,166
Transener	5	-	8	-
Other related parties
SACDE	4	-	7	1,939
Other	-	-	83	1
	1,039	2,797	961	3,140

As of December 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	33	-	-	-
Greenwind	38	-	-	-
OCP	-	-	200	-
Refinor	101	-	-	187
TGS	611	2,394	568	311
Transener	-	-	-	25
Other related parties
SACDE	3	-	5	1,001
Other	-	-	57	-
	786	2,394	830	1,524

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating (expenses) and income, net (4)
	2022	2021	2022	2021	2022		2021	2022		2021
Associates and joint ventures
CTB	167	113	-	-	-		-	-		-
Greenwind	47	48	-	-	-		-	-		-
Refinor	1,212	601	(991)	(173)	-		-	-		(13)
TGS	4,762	2,797	(4,911)	(2,379)	-		-	-		-
Transener	-	-	(37)	(16)	-		-	15		-

Other related parties
Fundación	-	-	-	-	-		-	(186)	-	(120)
SACDE	-	-	(8,282)	(2,025)	-		-	12		9
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(69)	-	(95)	-		-
Other	-	-	-	(1)	-	-	-	-		-
	6,188	3,559	(14,221)	(4,594)	(69)		(95)	(159)		(124)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 6,020 million and $ 2,570 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for $ 8,201 million and $ 2,024 million, of which $ 4,107 million and $ 725 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the period nine-month ended September 30, 2022 and 2021, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

Operations for the nine-month period	Financial income (1)		Dividends received		Payment of dividends
	2022	2021	2022	2021	2022	2021
Associates and joint ventures
OCP	-	84	854	1,949	-	-
Refinor	-	2	-	-	-	-
TGS	193	179	-	-	-	-

Other related parties
EMESA	-	-	-	-	(26)	-
Oldelval	-	-	-	13	-	-
	193	265	854	1,962	(26)	-

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 09.30.2022	Total 12.31.2021

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	101.5	147.32	14,960	10,821
Other receivables	US$	19.0	147.32	2,798	2,394
Total non-current assets				17,758	13,215

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	377.3	147.32	55,577	36,170
Financial assets at amortized cost	US$	12.9	147.32	1,899	537
Derivative financial instruments	US$	1.0	147.32	152	15
Trade and other receivables	US$	180.0	147.32	26,519	23,540
Cash and cash equivalents	US$	36.2	147.32	5,338	10,701
	EUR	0.1	144.52	11	-
	U$	3.7	3.53	13	8
Total current assets				89,509	70,971
Assets classified as held for sale	US$	12.3	147.32	1,816	-
Total assets				109,083	84,186

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	139.2	147.32	20,507	13,571
Borrowings	US$	1,181.8	147.32	174,103	139,630
Other payables	US$	17.0	147.32	2,502	1,339
Total non-current liabilities				197,112	154,540

CURRENT LIABILITIES
Provisions	US$	4.1	147.32	609	512
Tax payables	US$	0.01	147.32	2	1
Salaries and social security payable	US$	0.1	147.32	15	9
Derivative financial instruments	US$	-	-	-	1
Borrowings	US$	170.5	147.32	25,122	7,009
Trade and other payables	US$	106.9	147.32	15,744	10,746
	EUR	1.5	144.52	211	250
	GBP	0.0	164.28	3	-
	SEK	-	-	-	60
Total current liabilities				41,706	18,588
Total liabilities				238,818	173,128
Net Position Liability				(129,735)	(88,942)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on September 30, 2022 according to the BNA for U.S. dollars (US$), Euros (EUR), Swedish crowns (SEK), British pounds sterling (GBP) and Uruguayan pesos (U$).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 18: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

This team will be presided over by the Secretary of Energy (or the person appointed by him) and coordinated by a person with proven experience in the field. It will also be made up of representatives of the SE, CAMMESA, the ENRE, and IEASA. Furthermore, the Dam Safety Regulatory Body and water management and environmental protection authorities are invited to appoint a representative in the team.

The concessions' status report must be submitted within two years for the HIDISA and HINISA concessions, expiring in 2024, whereas the term for issuing the report for HPPL, which concession expires in 2029, will be later determined.

Finally, IEASA is entrusted with the technical audit of the power generation equipment.

NOTE 19: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 20: SUBSEQUENT EVENTS

2023-2028 Plan for Ensuring and Boosting Federal Hydrocarbon Production, Domestic Self-Sufficiency, Exports, Import Substitution, and the Expansion of the Transportation System for all the Country’s Hydrocarbon Basins

On November 3, 2022, Executive Order No. 730/22 amending GasAr Plan’s scheme approved by Executive Order No. 892/20 was published in the BO.

The new system’s main guidelines are detailed below, with the delegation to the SE of the implementation of the necessary adjustments and regulations to instrument the plan being worthy of mention:

- Term: a new term is established until December 31, 2028.

- Volume: to be defined by the SE in each call for tenders with the purpose of:

i.	consolidating a new 70 MMm3/d flat block (awarded under GasAr Plan’s Round 1 and 3), and
ii.	developing the demand for incremental volumes to be evacuated using the new transportation capacity (TransportAr Program, SE Resolution No. 67/22).

- Injection commitment: considered for each period and basin, the amount of:

i.	70% of the base volume committed in Round 1,
ii.	volumes for the base period awarded in Round 3; and
iii.	volumes for the base period to be awarded under new Rounds, without considering additional winter volumes.

- Procedure: contracts will be awarded through a tender process to be devised by the SE.

- Injection priority: a priority is established for injection during oversupply periods considering the rounds’ chronological order and the most competitive price within each round.

- Exports: a priority is set for the export of natural gas and/or LNG on a firm basis during the summer seasonal period and/or the winter seasonal period once the domestic supply is met. Firm export quotas will be regulated by the SE and will be assigned in accordance with the following guidelines:

i.	a percentage based on the awardee’s total volume share in all rounds;
ii.	another percentage among awardees generating the higher discount compared to the cap price, weighed by volume, in future incremental rounds;
iii.	in case one or more basins are ineligible for export, 10% of the eligible basins’ total volume available for export will be assigned to the ineligible basins’ awardees. The SE may increase this percentage to 15% based on the export volume requested from the ineligible basins;
iv.	in each period, no producer may exceed the export limit of 30% of the total volume authorized for export or 50% of the delivery commitment, whichever is lower;
v.	for the 2023-2024 summer period, priority volumes equivalent to 4 MMm3/d and 2 MMm3/d will be assigned to the Neuquina and the Austral basin, respectively, based on the dispatch priority established by SE Resolution No. 447/20;
vi.	the minimum export price will be established by the SE; and
vii.	the firm exportation volume may be subtracted from the maximum daily quantity under existing contracts with CAMMESA and/or ENARSA.

- Provisional payment: the payment percentage is increased from 75% to 85% of the calculated compensation.

- Incremental activity plan: compliance with the incremental activity commitment will be verified bi-annually on an accumulated basis, with the assistance of the Provinces. In addition to Force Majeure issues, the impossibility of importing critical goods or services and union conflicts affecting operations are deemed justifications for the breach of commitments.

69